

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Alexander Rabinovich
Chief Executive Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

**Re: Intercure Ltd.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted June 10, 2021
CIK No. 0001857030**

Dear Mr. Rabinovich:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F filed June 10,2021

Qualified Transaction, page 40

1.   We note your response to comment 10, and we re-issue in part. Please disclose the total funds raised from this transaction after redemptions and the private placement.

Recent Developments, page 65

2.   Please expand your disclosures to provide additional information that addresses the financial impact the merger with Subversive LP had on the Company. Specifically, please clarify that Subversive LP has limited operational activities and identify and quantify the material assets and liabilities acquired.

<u>Note 1. General</u>
<u>A. The Company's activity, page F-10</u>

3. We note your response to prior comment 15. With reference to the relevant authoritative literature, please address the appropriateness of recognizing your share in the assets, liabilities and results of operations of each activity according to the Company's rights and obligations according to the contractual agreements with the Kibbutzim. In this regard, with reference to IFRS 10 and IFRS 11, please more fully explain your rights and obligations and how you determined that consolidation of the partnerships was not appropriate.

    You may contact Jeanne Baker, Staff Accountant, at (202) 551-3691 or Jeanne Bennett, Accounting Branch Chief, at (202) 551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney- Advisor, at (202) 551- 3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark S. Selinger, Esq.